SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 3
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2009
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2009, as subsequently amended, as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on page 3 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany—Gross Domestic Product (GDP)” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Gross Domestic Product (GDP)” on page 4 hereof;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 5 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section;

-	Exhibit (g) “By-laws of KfW of January 1, 2011 (English language translation)” attached hereto is hereby added and the exhibit index is amended accordingly; and

-	Exhibit (h) “Amended and Restated Agency Agreement for Global Notes, dated December 22, 2010, including the Forms of Global Certificates for U.S. Dollar-Denominated Global Notes, Canadian Dollar-Denominated Global Notes, Euro-Denominated Bonds and Global Notes Denominated in Currencies other than U.S. Dollars, Euros or Canadian Dollars Represented by Two Global Certificates” attached hereto is hereby added and the exhibit index is amended accordingly.
This report is intended to be incorporated by reference into KfW’s prospectus dated May 21, 2010 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

RECENT DEVELOPMENTS
KFW
Other Recent Developments
Funding Program for 2011
     On December 15, 2010, KfW announced that it expects its volume of funding to be raised in the capital markets in 2011 will total approximately EUR 75 billion.
Changes to KfW’s By-Laws
     Effective January 1, 2011, KfW’s by-laws will be amended with a view to bringing them largely in line with the recommendations and proposals of the Public Corporate Governance Code of the Federation (the “Code”). The Code sets forth standards for the sound and responsible management of entities in which the Federal Republic of Germany holds a majority interest — in particular, with respect to the management and supervision of such entities by their governing bodies. Amendments to KfW’s by-laws in response to the Code’s standards involve, among other things, specifying the required qualifications of members of KfW’s Executive Board (previously referred to as the Managing Board) and its Board of Supervisory Directors, introducing references to the applicability of the business judgment rule to members of the Executive Board and the Board of Supervisory Directors, and providing for a regular review of the quality and efficiency of the activities of the Board of Supervisory Directors. A copy of the amended by-laws is annexed as Exhibit (g) to this report.
     The plans to subject KfW to certain provisions of the German Banking Act to the extent appropriate are still under discussion.

THE FEDERAL REPUBLIC OF GERMANY
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product (GDP)
Gross Domestic Product
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
3rd quarter 2009	0.7	-4.5
4th quarter 2009	0.3	-2.0
1st quarter 2010	0.6	2.1
2nd quarter 2010	2.3	3.9
3rd quarter 2010	0.7	3.9
     The German economy continued its recovery in the third quarter of 2010. In the third quarter of 2010, when adjusted for price, seasonal and calendar effects, GDP rose by 0.7% compared to the preceding quarter. In addition, the GDP results for the first two quarters of 2010 were again slightly corrected upwards – from 0.5% to 0.6% for the first quarter of 2010 and from 2.2% to 2.3% for the second quarter of 2010. Accordingly, the upturn of the German economy continued, though at a slower pace, as had been expected in light of the record result of the second quarter of 2010. In the third quarter of 2010 compared to the preceding quarter, GDP growth was based almost equally on household and government final consumption expenditure, gross fixed capital formation in machinery and equipment, and the balance of exports and imports.
     Compared with the third quarter of 2009, GDP in the third quarter of 2010 increased by 3.9% when adjusted for price and calendar effects.
Sources: Statistisches Bundesamt, Detailed results on the gross domestic product in the 3rd quarter of 2010, press release of November 23, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/11/PE10__431__811,templateId=renderPrint.psml).

Other Recent Developments
     On December 16, 2010, the European Council agreed on a draft decision for a limited treaty amendment allowing Euro Area Member States to establish a permanent mechanism to safeguard the financial stability of the euro area as a whole. The European Council further confirmed the general features of this permanent mechanism (the European Stability Mechanism, or “ESM”) as outlined in a statement by the Eurogroup Ministers of November 28, 2010. The ESM will be based on, and replace, the European Financial Stability Facility (“EFSF”) and the European Financial Stabilisation Mechanism (“EFSM”), which will remain in force until June 2013. Accordingly, the ESM will provide for involvement of the International Monetary Fund (“IMF”). The granting of financial assistance to Euro Area Member States under the ESM, which will require a unanimous decision of the Eurogroup Ministers, will be made subject to strict conditionality. It is planned to provide for a case-by-case participation of private sector creditors, fully consistent with IMF policies. In all cases, any ESM loan would enjoy preferred creditor status, junior only to the IMF loan. In line with IMF practices, in the case of any Member State that appears to be insolvent, liquidity assistance by the ESM would be conditioned upon the Member State negotiating a comprehensive restructuring plan with private sector creditors with a view to restoring debt sustainability. In order to facilitate this process, standardized collective action clauses are to be included in the terms and conditions of all new euro area government bonds starting in June 2013. These clauses would enable creditors to pass a qualified majority decision agreeing to a legally binding change to the terms of payment in the event that the debtor Member State is unable to pay.
Source: European Council, Conclusions 16-17 December 2010
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/118578.pdf).
     In November 2010, the Irish Government requested financial assistance from the IMF, the European Union and Euro Area Member States. A formal decision allowing for financial assistance to Ireland was adopted by the Ecofin Council on December 7, 2010. The financial assistance, which will be provided subject to compliance with strict conditions, is intended to provide financial support of EUR 85 billion, consisting of EUR 22.5 billion to be financed through the EFSM, EUR 17.7 billion through the EFSF, EUR 22.5 billion through the IMF and EUR 4.8 billion through bilateral loans from the United Kingdom, Denmark and Sweden. The remaining EUR 17.5 billion will be financed by the Irish Treasury cash buffer and investments of the Irish National Pension Reserve Fund.
     The European Union and the EFSF, which are both currently rated triple A by each of the three major rating agencies – Fitch, Moody’s and Standard & Poor’s – plan to launch their funding activities early in 2011.
Sources: Council of the European Union, Statement by the Eurogroup and ECOFIN Ministers, press release of November 28, 2010
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/118051.pdf); Council agrees on joint EU-IMF financial assistance package for Ireland, December 7, 2010
(http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm); EFSF, EU and EFSF funding plans to provide financial assistance for Ireland, press release of December 21, 2010
(http://www.efsf.europa.eu/mediacentre/news/2010/2010-006-eu-and-efsf-funding-plans-to-provide-financial-assistance-for-ireland.htm).
     The Financial Market Stabilization Fund (Sonderfonds Finanzmarktstabilisierung) (the “SoFFin”) will cease extending new stabilization measures to credit institutions in Germany at year-end 2010. It will be replaced by the restructuring fund (Restrukturierungsfonds) as set forth in the Restructuring Act (Restrukturierungsgesetz). As of December 27, 2010, the outstanding stabilization measures provided by the SoFFin amounted to EUR 93.01 billion.
Sources: SoFFin Bundesanstalt für Finanzmarktstabilisierung, Aufgaben der Bundesanstalt für Finanzmarktstabilisierung ausgeweitet, press release of December 29, 2010
(http://www.soffin.de/de/presse/pressemitteilungen/2010/20101229_pressenotiz_soffin.html); SoFFin Bundesanstalt für Finanzmarktstabilisierung, retrieved on December 29, 2010 (http://www.soffin.de/de/index.html).
     The European Central Bank (“ECB”) decided to increase its subscribed capital by EUR 5 billion, from EUR 5.76 billion to EUR 10.76 billion, with effect from December 29, 2010. The national central banks of the euro area will pay their additional capital contributions in three equal annual installments, starting in December 2010. The overall additional capital contribution of Deutsche Bundesbank will amount to EUR 946.9 million. The share of Deutsche Bundesbank in ECB’s subscribed capital will remain unchanged. The capital increase was deemed appropriate in view of increased volatility in foreign exchange rates, interest rates and gold prices as well as credit risk.
Source: European Central Bank, ECB increases its capital, press release of December 16, 2010
(http://www.ecb.int/press/pr/date/2010/html/pr101216_2.en.html).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jürgen Köstner
	Name:	Jürgen Köstner
	Title:	Vice President

Date: December 30, 2010

EXHIBIT INDEX

Exhibit	Description

(g)	By-laws of KfW of January 1, 2011 (English language translation)

(h)	Amended and Restated Agency Agreement for Global Notes, dated December 22, 2010, including the Forms of Global Certificates for U.S. Dollar-Denominated Global Notes, Canadian Dollar-Denominated Global Notes, Euro-Denominated Bonds and Global Notes Denominated in Currencies other than U.S. Dollars, Euros or Canadian Dollars Represented by Two Global Certificates